NEWS RELEASE

Pan American Silver Announces Director Retirement
Vancouver, B.C. - October 7, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") announces that Charles (Chuck) Jeannes will be retiring from Pan American’s Board of Directors, effective October 31, 2026. Mr. Jeannes joined Pan American following the Company’s acquisition of Tahoe Resources Inc. in 2019 and has been an invaluable member of the Board since that time. Mr. Jeannes is stepping away from Pan American in order to focus more on his role as the Chair of the Board of Directors of Equinox Gold Corp., a position that he assumed on July 31, 2026.
Gillian Winckler, Chair of the Board of Directors, commented, “On behalf of the Board of Directors, I want to thank Chuck for his significant contributions to Pan American over the past seven years. Chuck’s leadership and guidance have been instrumental in the transformative growth of the Company, and we are grateful for his service. He will be missed.”
Michael Steinmann, Chief Executive Officer of Pan American, said, “Chuck brought a wealth of knowledge and experience to our Board, and provided thoughtful and reasoned advice throughout his tenure. We thank him for his many contributions and wish him well going forward.”
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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